SECI [barcode] MISSION

13026371

A. ...RT

FORM X-17 A-5
PART III

SEC Mail Processing Section DEC 2 - 2013 Washington DC 404

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SEC FILE NUMBER
8-69113

DD 12/6/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTPAC CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue, 39th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosemary Burns 212-425-7790
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name - if individual, state last. first. middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

12/27/13 DD 12/26

OATH OR AFFIRMATION

I, Mark vander Griend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westpac Capital Markets LLC as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer – Westpac Capital Markets LLC
Title

Maryanne DeCaro 11/27/13

MARYANNE DeCARO
Notary Public, State of New York
No. 01DE6240008
Qualified in Westchester County
[illegible]n Expires April 25, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

[redacted]

pwc

Westpac Capital Markets LLC

Statement of Financial Condition
September 30, 2013

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Independent Auditor's Report

To Westpac Capital Markets LLC,

We have audited the accompanying statement of financial condition of Westpac Capital Markets LLC, as of September 30, 2013.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Westpac Capital Markets LLC at September 30,2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, New York
November 26, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Westpac Capital Markets LLC
Statement of Financial Condition
Year Ended September 30, 2013

Assets		
Cash	$	2,197,286
Due from affiliate		185,835
Deferred tax asset		250,492
Prepaid expenses and other current assets		1,790
Total assets	$	2,635,403
Liabilities and Member's Equity		
Liabilities		
Compensation	$	500,000
Income taxes	$	331,712
Due to affiliate		129,264
Due to others		1,252
Total liabilities		962,228
Commitments (Note 5)		-
Member's equity		1,673,175
Total liabilities and stockholder's equity	$	2,635,403

The accompanying notes are an integral part of these financial statements.

1. Business

Westpac Capital Markets LLC ("the Company"), a Delaware limited liability company, was incorporated on June 7, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority ("FINRA") on January 15, 2013.. The Company is an agency broker-dealer primarily involved in the brokerage of Australian and New Zealand interest rate and credit fixed income products to institutional clients. The Company executes, clears and settles all securities transactions through Westpac Banking Corporation ("The Parent Bank"), as permitted by SEC Rule 15a-6.

The Company is a wholly owned subsidiary of Westpac Capital Markets Holding Corporation ("the Parent"), a Corporation registered in Delaware. The Parent is wholly owned by Westpac Overseas Holding Pty Limited, a company organized in Australia (the "Indirect Owner"), which is wholly owned by the Parent Bank, also organized in Australia. Westpac Banking Corporation's New York Branch ("the Branch") is a branch office of the Parent Bank and is located in New York City.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company is exempt from the provisions from the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company arranges securities transactions with institutional clients which are effected on a trade date basis on behalf of the Parent Bank, and entitles the Company to receive revenue through a Cost-plus contractual agreement. The Company recognizes income when it is earned.

Cash

The Company considers demand deposit accounts to be cash. Cash consist of cash deposits held in an account at a major financial institution and therefore are subject to the credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

Income Taxes

The Company is a single member limited liability company and a disregarded entity. The results of the Company's operations are included in the Federal, State and local income tax returns of the Parent that settles its income tax liabilities with respective taxing authorities. Pursuant to the Tax Sharing Agreement with the Parent, the Company's income taxes are an allocated share of the U.S. taxes of the Parent and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. Related Party Transactions

Cost plus income entitles the Company to receive revenue pursuant to a cost-plus contractual agreement with the Branch. As of September 30, 2013, $185,835 was receivable under this agreement and is included in receivables due from affiliate.

Under a services agreement with the Parent Bank and pursuant to SEC Rule 15a-6, the Parent Bank executes, clears and settles all foreign securities transactions on behalf of the Company.

The Company is provided office space, payroll support and administrative support from the Branch under an Expense Sharing Agreement ("the ESA"). Under the ESA, the Company is responsible for recording on its books and records the direct expenses of the broker-dealer.

The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable; (b) usage of office space or resources directly supporting the Company based on Full Time Employee (FTE) allocation, (c) allocation of other general and administrative costs incurred by the Parent Bank based on a fixed rate per month and (d) allocation based on management's best estimate.

Transactions are settled with the Branch. Payable to affiliate represent the amount due to the Branch under this arrangement of $129,264 at September 30, 2013.

4. Income Taxes

Deferred tax assets of $250,492 (which will be settled with the Parent) at September 30, 2013 consist of primarily of bonuses payable and also legal fees not currently deductible for tax purposes. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2013, as management believes that it is more likely than not there will be sufficient taxable income recognized in the Parent return(s) in future years to utilize the existing benefit of the deferred tax asset.

The Company is a single member limited liability company and is a disregarded entity for U.S. tax purposes and considered a division of the Parent's tax return filing. The Company settles its taxes payable/receivables with the Parent. There are no tax years currently under examination at a federal, state or local jurisdiction; the Parent filed its initial return in 2012.

The Company has no unrecognized tax benefits at September 30, 2013. In addition, the Company has concluded that it does not have any uncertain tax positions.

To the extent that there are penalties and / or interest incurred with respect to any tax liability in the future, these will be recognized in the respective penalties account and / or interest line in the accompanying statement of operations.

5. Commitments

The Company leases office space under a sub-lease agreement with the Branch, which expires on August 30, 2020, and is effectively cancellable by either party at any time. There are no future minimum commitments under this lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, and has elected to use the Alternative Net Capital Method as defined equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions as defined. At September 30, 2013, the Company had net capital of $1,735,058, which was $1,485,058 in excess of its minimum requirement of $250,000.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through November 26, 2013, the date the financial statement was available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statement.

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Report of Independent Accountants

To Westpac Capital Markets LLC,

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Westpac Capital Markets LLC for the year ended September 30, 2013, which were agreed to by Westpac Capital Markets LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Westpac Capital Markets LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2013. Management is responsible for Westpac Capital Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: the SPIC-6 payments for the Company of $881.19 made on March 31, 2013, which represents the amounts due from October 1, 2012 through March 31, 2013, were agreed to the check dated May 24, 2013 (Check #13535). It was noted that the check was submitted in the amount of $892.79, which included $11.60 of interest on the late payment. The payments for the Company of $4,262.75 made on November 25, 2013, which represents the amounts due from April 1, 2013 through September 30, 2013, were agreed to the wire transfer dated November 25, 2013 (Wire Ref #8659000329FS). No differences were noted.
2. Compared the Total Revenue amount reported on page 5 of the Rule 17a-5 annual audited financial statement of income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers for the year ended September 30, 2013 to the Total revenue amount of $2,057,576 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2013. No differences were noted.
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,057,576 and $5,143.94, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

This report is intended solely for the information and use of management and the board of directors of Westpac Capital Markets LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30,2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Westpac Capital Markets LLC
575 Fifth Ave
39th floor
New York, NY 10017

FINRA 8-69113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rosemary Burns 212-425-779

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 5,143.94
B.	Less payment made with SIPC-6 filed (exclude interest) May 23, 2013 (Date Paid)	(881.19)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,262.75
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,262.75
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,262.75
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mark van der Griend
Chief Executive Officer
Westpac Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of November, 20 13.

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 2012
and ending September 30, 2013

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,057,576
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,057,576
Total deductions	0
2d. SIPC Net Operating Revenues	$2,057,576
2e. General Assessment @ .0025	$5,143.94

(to page 1, line 2.A.)